                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
                SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
                1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
                SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                        Commission File Number: 0-26530

                         TRIATHLON BROADCASTING COMPANY
            (Exact name of registrants as specified in its charter)

                              600 CONGRESS AVENUE
                              AUSTIN, TEXAS 78701
                                 (512) 340-7800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
            DEPOSITARY SHARES REPRESENTING 9% MANDATORY CONVERTIBLE
                   PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                 9% MANDATORY CONVERTIBLE PREFERRED STOCK, PAR
                              VALUE $.01 PER SHARE

          (Title of each class of securities covered by this Form)

                                      NONE
     (Title of each classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [X]        Rule 12h-3(b)(1)(i)       [ ]
          Rule 12g-4(a)(1)(ii)      [ ]        Rule 12h-3(b)(1)(ii)      [ ]
          Rule 12g-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(i)       [ ]
          Rule 12g-4(a)(2)(ii)      [ ]        Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date:

                            CLASS A COMMON STOCK: 1
                              DEPOSITARY SHARES: 0
                  9% MANDATORY CONVERTIBLE PREFERRED STOCK: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934 Triathlon Broadcasting Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 1999              By:   /s/ Kathy Archer
                                      -----------------------------------
                                      Name:    Kathy Archer
                                      Title:   Vice-President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.